FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                  5 June 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  x                        Form 40-F
                         ---                                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                             No  x
                        ---                            ---

   Rule 12g3-2(b): 82 - __________________



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                   The following information was issued as

                   Company announcements, in London, England

                   and is furnished pursuant to General

                   Instruction B to the General Instructions

                   to Form 6-K:























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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of shareholder having a major interest

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AXA S.A.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

5.5% Cumulative Preference Shares of (pound)1.00 each

10) Date of transaction

29 April 2002

11) Date company informed

1 May 2002

12) Total holding following this notification

81,000 cumulative preference shares of(pound)1.00 each

13) Total percentage holding of issued class following this notification

20.25%





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14) Any additional information

No change in beneficial ownership - shares transferred from Guardian Royal Exchange to AXA S.A.

15) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711


Date of notification 3 May 2002





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The Royal Bank of Scotland Group plc

21th May 2002

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS TO ISSUE NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") intends to issue Non-Cumulative Trust Preferred Securities ("the Securities") denominated in Euros through RBS Capital Trust LP A.

Application has been made to list the Securities on the Luxembourg Stock Exchange. It is expected the Securities will qualify as Tier One Capital of RBSG. It is intended that the net proceeds of the offering will be used for general corporate purposes and to strengthen the capital base of RBSG.

RBSG is being advised in connection with the issue by Goldman Sachs International as structuring adviser, BNP PARIBAS and The Royal Bank of Scotland.

The Securities have not nor will be registered under the United States Securities Act of 1933, as amended (The "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under The Securities Act) unless registered under The Securities Act or an exemption from the registration requirements of The Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under The Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc;
Fred Watt                                             Ron Huggett
Group Finance Director                                Capital Raising Director
42 St Andrew Square                                   Drapers Gardens
Edinburgh                                             12 Throgmorton Avenue
EH2 2YE                                               London
Tel: 0131 523 2028                                    EC1N 2TH
                                                      Tel: 020 7375 4925

Goldman Sachs International;                          BNP PARIBAS;
Sazia Azim                                            Michael Blanning
Executive Director                                    10 Harewood Avenue
Peterborough Court                                    London
133 Fleet Street                                      NW1 6AA
London                                                Tel: 020 7595 8693
EC4A 2BB
Tel: 020 7774 6814

The Royal Bank of Scotland
Gordon Taylor
Associate Director
135 Bishopsgate
London
EC2M 3UR
Tel: 020 7334 1217
Stabilisation FSA


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The Royal Bank of Scotland Group plc
29 May 2002

THE ROYAL BANK OF SCOTLAND GROUP AND RBS CAPITAL TRUST A WILL ISSUE EUR1.25 BILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("the Group") will issue EUR1,250,000,000 of Non-Cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust A.

The Securities will be in denominations of EUR1,000 and will pay a coupon of 6.467%.

Application has been made to list the Securities on the Luxembourg Stock
Exchange.

The Securities have not nor will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act.

BNP PARIBAS, Goldman Sachs International and The Royal Bank of Scotland advised the Group in connection with the issue.

Fred Watt, Group Finance Director of The Royal Bank of Scotland Group commented:

"We are delighted with the response of European Investors to this issue and pleased to be able to increase the size of the issue to accommodate excess demand. Europe is an important market to our organisation and the success of this issue is a resounding endorsement of our strategy."

Michael Blanning, BNP PARIBAS, Shazia Azim, Managing Director, Goldman Sachs International and Gordon Taylor, Associate Director, The Royal Bank of Scotland added:

"We were delighted to lead manage this deal which is the largest single euro Tier I issue ever. The exceptionally strong order book of high quality accounts was significantly oversubscribed and this persuaded the issuer to increase the launch size. This transaction demonstrates investor's continued demand for The Royal Bank of Scotland credit."



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For further information, please contact:

The Royal Bank of Scotland Group plc;

     Fred Watt
     Group Finance Director
     42 St Andrew Square
     Edinburgh
     EH2 2YE
     Tel: 0131 523 2028

     Ron Huggett
     Capital Raising Director
     Drapers Gardens
     12 Throgmorton Avenue
     London
     EC2N 2DL
     Tel: 020 7375 4925

     For BNP PARIBAS;
     Michael Blanning
     10 Harewood Avenue
     London
     NW1 6AA
     Tel: 020 7595 8693

     For Goldman Sachs International;
     Shazia Azim
     Executive Director
     Peterborough Court
     133 Fleet Street
     London
     EC4A 2BB
     Tel: 020 7774 6814

     For The Royal Bank of Scotland;
     Gordon Taylor
     Associate Director
     135 Bishopsgate
     London
     EC2M 3UR
     Tel: 020 7334 1217



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THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01


The Directors have declared the dividend payable on the Series 3 non-cumulative convertible preference shares of US$0.01 for the six months to 30 June 2002.

The dividend will be paid on 28 June 2002 at a rate of US$39.08 per share to holders on the Register at the close of business on 13 June 2002.



29 May 2002

End


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NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 JULY 2002

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 July 2002. The dividends will be paid on 16 July 2002 at the undernoted rates to holders on the register at the close of business on 7 June 2002.


Series                                      Dividend payable per share

Series B                                    US$0.4921875

Series C                                    US$0.48519







29 May 2002

End


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THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES B, SERIES C, SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2002


The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 June 2002. The dividends will be paid on 28 June 2002 at the undernoted rates to holders on the register at the close of business on 13 June 2002. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 June 2002.

Series                              Dividend payable per share

Series B                            US$0.63

Series C                            US$0.534375

Series D                            US$0.51328125

Series E                            US$0.50625

Series F                            US$0.478125

Series G                            US$0.4625

Series H                            US$0.453125

Series I                            US$0.50

Series J                            US$0.53125

Series K                            US$0.4921875



29 May 2002

End


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The Royal Bank of Scotland Group today announced the appointment of Colin
Buchan as a new non-executive director.

Colin Buchan, who has spent most of his professional career with UBS Warburg, retired as Global Head of Equities in March 2001. Prior to that Colin held a number of positions including Global Head of Sales, based in London, Senior Regional Director for the Far East and Managing Director, South Africa.

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group, said "Colin will be an excellent addition to our Board. He brings a broad range of international business experience to the Board. We look forward to his input."

The appointment takes effect from 1st June 2002 from which time he will also be appointed to the Boards of The Royal Bank of Scotland plc and National Westminster Bank Plc.

For further information contact
Carolyn McAdam
Head of Group Communications
0131 523 2055
07796 274968



30 May 2002

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


5 June 2002
                                            THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                    (Registrant)

                                            By: /s/ H Campbell
                                                --------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat